Mail Stop 4561

October 3, 2007

Robert Lunde
President
UraniumCore Company
595 Howe Street, Suite 600
Vancouver, BC, Canada

      Re: UraniumCore Company
              Form 8-K Filed on August 14, 2007
              File No. 0-05186

Dear Mr. Lunde,

We issued comments to you on the above captioned filing(s) on August 20, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 18, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 18, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tamara Tangen at 202-551- 3443 or the undersigned at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director